EXHIBIT 16.1


28 February 2007


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C: 20549


Dear Sir or Madam:

We have read Item 4.0l of Form 8-K dated February 28, 2007, of Tally Ho Ventures, Inc., and are in agreement with the statements which state that there were no disagreements between the Registrant and our firm on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure through December 31, 2005. Our audit report for the fiscal year ended December 31, 2005 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles.

We have no basis to agree or disagree with other statements of the Registrant contained therein.


Sincerely,


Constantin Reviseurs d'Enterprises SPRL Civile
Represented by Rene Van Asbroeck, Partner
87 Avenue Clemenceau
B-1070 Brussels
Belgium